82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENIX

SEC#82-5258

26 October 2005

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 25 October 2005.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Neil Leggett
Company Secretary

11/3

Company Announcement

25 October 2005

ThromboView Featured in Science Television Program

Agenix advises that its diagnostic imaging agent ThromboView® will feature in a segment on Australian Channel 7 science television program *Beyond Tomorrow* this Wednesday night, 26 October 2005, at 7.30pm.

ThromboView® is currently undergoing clinical trials, with a Phase II DVT (Deep Vein Thrombosis) trial underway in North America and a Phase I PE (Pulmonary Embolism) trial underway in Australia.

We understand that highlights of the *Beyond Tomorrow* segment include footage from a North American clinical trial site and interviews with current investigators.

END

For more information, please contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Mr Neil Leggett
Finance Director
Agenix Limited
Ph: +61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499

Agenix Limited [ASX: AGX, OTC (NASDAQ): AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 90 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of Agenix Limited.

www.agenix.com